CERTIFICATE OF NOTIFICATION

                                    filed by

                      THE SOUTHERN COMPANY and Subsidiaries


Pursuant to the order of the SEC dated December 27, 2000, in the matter of file No. 70-9701.

The above named companies HEREBY CERTIFY to said Commission, pursuant to Rule 24, that the following transactions have been carried out in accordance with the terms and conditions of and for the purposes represented by the statements on Form U-1, as amended, and of said orders with respect thereto. The items listed below are in response to the reporting criteria as established in the proceedings referenced above. Such information, as of June 30, 2002, is as follows:

1. A copy of Southern Power Company's (Southern Power) balance sheet and income statements as of and for the period ending on the last day of the quarter for direct subsidiaries of SOUTHERN that hold the securities of EWG's, including New Co.

         See attached:     Income Statement June 2002, Year to Date
                           Balance Sheet June 2002


2. A narrative description of Southern Power's activities during the quarter just ended organized by business category (project development, project related services and other) and within each category, a description of new developments by project type (e.g., EWG's energy related activities, etc.).


         In the second quarter 2002, Southern Power completed a $575,000,000 private placement of 6.25% Senior Notes, Series A due July 15, 2012. The proceeds of this issuance were used to reduce balances at the construction financing facility and intercompany loans from Southern Company.

         Southern Power continued operation of units at Plant Dahlberg near Commerce, GA. In June, Southern Power started commercial operations of two units at Plant Wansley near Roopville, GA and unit one at Plant Franklin (formerly Goat Rock) near Phenix City, AL. Construction continued on two units at Plant Harris near Autaugaville, AL, two units at Plant Franklin and a unit at Plant Stanton in Orlando, FL. Southern Power development activities continue including purchases of land and land options for potential new generation projects around the southeast.


3. Amounts and forms of: (i) guarantees of, and similar provisions and arrangements concerning, performance and undertaking of other obligations by Southern Power or any subsidiary of Southern Power; and

         (ii) indemnifications of and with respect to persons acting as sureties on bonds or other obligations on behalf of Southern Power or any subsidiary of Southern Power which Southern Company has agreed to grant in the event a bid by any of the foregoing is accepted.


         Southern Power has no outstanding bids that would obligate additional Southern Company guarantees or keep wells.

4. Amounts and forms of: (i) guarantees of, and similar arrangements concerning performance and undertaking of other obligations by Southern Power or any subsidiary of Southern Power which Southern Company has granted and are currently effective, and (ii) indemnification's of and with respect to persons acting as sureties on bonds or other obligations on behalf of Southern Power or any subsidiary of Southern Power which Southern Company has granted and are currently effective.


         Southern Company has committed to directly fund Southern Power at least 40% equity as part of Southern Power's construction project financing.

         In addition, Southern Company has guaranteed the timely completion of Southern Power projects currently financed via a revolving credit facility. In this guarantee, Southern Company agrees to pay for cost overruns to the extent that Southern Power's own cash flow is insufficient. Southern Company also agrees to prepay any portion of the credit facility used for Southern Power projects not completed within two years of the proposed projects' completion date. At June 30, 2002, the outstanding amount of this revolving credit facility related to projects under construction was $158.2 million.

         Southern Company has granted performance guarantees on behalf of Southern Power and its subsidiary, Southern Company - Florida LLC (SCF) for SCF's payment obligations under construction and power purchase agreements associated with Plant Stanton in Orlando. Southern Company's maximum exposure is $53 million under the construction and ownership agreement and $19.5 million under the power purchase agreements.

         Contracts for the construction of transmission facilities related to the new Southern Power plants are covered by a Southern Company guarantee with an estimated value of $13.4 million.. Southern Company has agreed to reimburse the affected operating subsidiaries ("Operating Companies") should Southern Power fail to make its required payments for transmission construction.

         Southern Company has also entered into limited keep well arrangements such that pursuant to certain contingencies, Southern Company would contribute funds to Southern Power via loans or capital contribution to fund Southern Power.

         Certain of these keep well agreements were created to facilitate the assignment of specific partially executory vendor contracts to Southern Power. As of June 30, 2002, Southern Company keep wells were in place to facilitate the transfer of specific vendor contracts from Alabama Power to Southern Power related to Plant Harris construction. Southern

         Company keep wells are also in place for the transfer of specific vendor contracts from Georgia Power to Southern Power for the operation of Plant Dahlberg and construction at sites for Plant Franklin and Plant Stanton. As of June 30, 2002, remaining payments for these contracts were $2 million for the Alabama contracts and $32.6 million related to the Georgia contracts. Southern Company has also entered in a keep well agreement with Alstom Power related to the transfer of a specific equipment contract for the Franklin Unit 3 facility. As of June 30, 2002, the amount outstanding under this contract was $5 million.

         Certain other keep well arrangements were entered into in order to enhance the efficiency and flexibility of the energy marketing and related natural gas procurement function. Acting as agent for all of Southern Company's Operating Companies, Southern Company Services, Inc. may enter into various types of wholesale energy and natural gas contracts. Under such Agreements, each of the Operating Companies may be jointly and severally liable for the obligations of each of the other Operating Companies. In that regard, the creditworthiness of Southern Power is currently inferior to the creditworthiness of the other Operating Companies. To insure that such other Operating Companies will not subsidize or be responsible for any costs, losses, liabilities or damages arising out of or resulting from Southern Power's inclusion as a contracting party under the Agreements, Southern Company has entered into a keep well agreement with each of the other operating companies. The market value of Southern Power's share of natural gas and wholesale energy purchase commitments, was $36.8 million as of June 30, 2002.


         No events have occurred or amounts have accrued that would require Southern Company to incur any obligations under these keep well arrangements, and Southern Company does not anticipate that any will.

5. A description of services and goods obtained from associate companies, including services to Southern Power, specifying the type of service, the number of personnel from each associate company providing services during the quarter and the total dollar value of these services.


         Southern Power received disbursement accounting services from Alabama Power Company. These services included the use of 1 employee charged at $6,000 per quarter (at cost).

         Southern Power received various services from Georgia Power Company. These services included operation and supervision at the Franklin, Dahlberg and Wansley facilities as well as disbursement, inventory, fuel and property accounting. All services were charged at cost. Operation services included the use of 65 positions and charges were $1.4 million for the second quarter.

         Southern Power received general management, procurement, business development, treasury, reporting and tax services from Southern Company Services. Southern Company Services Engineering is responsible for managing all current Southern Power construction projects.

         Project related costs are capitalized as construction work in progress. All services were charged at cost. Accounting services included the use of 7 positions; Receivable and contract administration services included the use of 3 positions and Treasury services included the use of 3 positions. Business development activities included the use of 14 employees. The value of these services was $7.4 million for the second quarter, of which $3.6 million was capitalized or deferred.


6. A description of services and goods provided to associate companies and Southern Power which identifies the recipient company, the charge to the associate and whether the charge was computed at cost, market or by using another method, the method to be specified,


         Southern Power provided no goods and/or services to associated companies for the reporting period.



7. A chart showing, as of the end of each quarterly period, all associate companies of Southern Company that are EWG's, Intermediate Subsidiaries, Special Purpose Subsidiaries, and Energy-Related Companies; Southern Company's direct or indirect investment in each entity; the aggregate direct and indirect investment by Southern Company in all the entities; and Southern Company's percentage equity ownership in each entity, together with a statement indicating by category the type of entity or person (i.e., domestic corporation, foreign corporation, foreign government, or natural persons) owning the equity interests in each entity that are not held directly or indirectly by Southern Company.

         See Exhibit A

                                    SIGNATURE



Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.


Dated  August 28, 2002


                                          THE SOUTHERN COMPANY


                                          By: /s/Patricia L. Roberts
                                                 Patricia L. Roberts
                                                 Assistant Secretary

                             SOUTHERN POWER COMPANY

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                                              JUNE 30, 2002   DECEMBER 31, 2001
                                                              -------------   -----------------
                                                                       (IN THOUSANDS,
                                                                    EXCEPT SHARE AMOUNTS)
                                            ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................   $    5,361         $  3,711
  Receivables:
    Accounts receivable.....................................        8,083            3,416
    Affiliated companies....................................       35,256            1,965
  Derivative instruments....................................        3,656            9,208
  Fossil fuel stock, at average cost........................        3,083            3,425
  Materials and supplies, at average cost...................        5,068            5,731
  Prepayments...............................................           74              183
                                                               ----------         --------
        Total current assets................................       60,581           27,639
                                                               ----------         --------
PROPERTY, PLANT, AND EQUIPMENT..............................      886,239          265,153
LESS ACCUMULATED DEPRECIATION...............................       (8,775)          (3,291)
                                                               ----------         --------
                                                                  877,464          261,862
CONSTRUCTION WORK IN PROGRESS...............................      729,841          500,358
                                                               ----------         --------
        Total property, plant, and equipment, net...........    1,607,305          762,220
DERIVATIVE INSTRUMENTS......................................           --            9,059
DEFERRED INCOME TAXES.......................................       30,698           11,915
OTHER DEFERRED CHARGES......................................       15,168           12,024
                                                               ----------         --------
        Total Assets........................................   $1,713,752         $822,857
                                                               ==========         ========
                             LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Note payable to parent....................................   $  186,342         $    950
  Accounts payable:
    Affiliated companies....................................       18,364           26,135
    Other...................................................        9,329            4,278
  Accrued income taxes payable..............................       11,174              394
  Other.....................................................        2,918              886
                                                               ----------         --------
        Total current liabilities...........................      228,127           32,643
                                                               ----------         --------
LONG-TERM DEBT..............................................      732,401          293,205
                                                               ----------         --------
DEFERRED CREDITS AND OTHER LIABILITIES:
  Due to affiliated companies...............................       24,332           23,415
  Other.....................................................       10,606            6,601
  Derivative instruments....................................       10,362               --
                                                               ----------         --------
    Total deferred credits and other liabilities............       45,300           30,016
                                                               ----------         --------
  Total liabilities.........................................    1,005,828          355,864
                                                               ----------         --------
COMMITMENTS AND CONTINGENCIES
COMMON STOCKHOLDER'S EQUITY:
  Common stock, $.01 par value; 1,000,000 shares authorized;
    1,000 shares issued and outstanding.....................           --               --
  Paid-in capital...........................................      705,869          452,097
  Accumulated other comprehensive income (loss).............      (19,465)           6,689
  Retained earnings.........................................       21,520            8,207
                                                               ----------         --------
    Total common stockholder's equity.......................      707,924          466,993
                                                               ----------         --------
    Total Liabilities and Stockholder's Equity..............   $1,713,752         $822,857
                                                               ==========         ========

                             SOUTHERN POWER COMPANY

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
             FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
                                   (UNAUDITED)

                                                               FOR THE SIX MONTHS
                                                                 ENDED JUNE 30,
                                                               -------------------
                                                                 2002       2001
                                                               --------   --------
                                                                 (IN THOUSANDS)
OPERATING REVENUES:
  Electricity sales:
     Nonaffiliates..........................................   $42,842    $    --
     Affiliates.............................................    34,147         --
  Other revenues............................................        87         --
                                                               -------    -------
          Total operating revenues..........................    77,076         --
                                                               -------    -------
OPERATING EXPENSES:
  Fuel......................................................    21,165         --
  Purchased power:
     Nonaffiliates..........................................    10,725         --
     Affiliates.............................................     4,791         --
  General and administrative................................     7,452      1,692
  Operations and maintenance................................     1,821         --
  Depreciation..............................................     5,485         --
  Taxes other than income taxes.............................     1,503         --
                                                               -------    -------
          Total operating expenses..........................    52,942      1,692
                                                               -------    -------
OPERATING INCOME (LOSS).....................................    24,134     (1,692)
OTHER INCOME (LOSS):
  Interest income...........................................       229         15
  Other, net................................................    (1,449)        --
                                                               -------    -------
          Total other income (loss).........................    (1,220)        15
INTEREST EXPENSE, NET.......................................     1,195          1
                                                               -------    -------
INCOME (LOSS) BEFORE INCOME TAXES...........................    21,719     (1,678)
                                                               -------    -------
INCOME TAXES................................................     8,406       (655)
                                                               -------    -------
NET INCOME (LOSS)...........................................   $13,313    $(1,023)
                                                               =======    =======

                                                                      Exhibit A





--------------------------------------- ---------- ---------------------- ------------- -----------------------------
              COMPANY                      EWG,           OWNERSHIP          % OWNED      SOUTHERN COMPANY'S DIRECT
                                           SPS                                           OR INDIRECT INVESTMENT IN
                                           IS                                              THIS ENTITY AS DEFINED
                                           ER                                              UNDER RULES 53 AND 58
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
Southern Company-Florida, LLC              EWG     Southern Power             100%              $118,771,957
                                                   Company
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
Southern Company Holdings, Inc.            SPS     Southern Company           100%                   -
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
Energy Related Activities, Inc.            ER      Southern Company           100%                 $1,000
                                                   Holdings, Inc.
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
Southern Management Development, Inc.      ER      Southern Company.          100%                   0
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
Alabama Energy Providers                   ER      Alabama Power Company      100%                 $1,000
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
Alabama Synfuel Energy, Inc.               ER      Southern Company           100%              $11,302,879
                                                   Holdings, Inc.
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
Synfuel Services, Inc.                     ER      Southern Company           100%                 $1,000
                                                   Holdings, Inc.
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
Southern Company Energy Solutions, LLC     ER      Southern Company           100%              $37,707,171
                                                   Holdings, Inc.
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
Mississippi Power Services, Inc.           ER      Mississippi Power          100%                $10,000
                                                   Company
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
Southern Energy Carbontronics, Inc.        IS      Southern Energy            100%                   -
                                                   Finance Company, Inc.
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
Southern Energy Carbontronics, L.L.C.      ER      Southern Energy            99%               $53,422,640
                                                   Carbontronics, Inc.
                                                   Southern Energy
                                                   Finance Company, Inc.       1%
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
Southern Energy Clairton, Inc.             IS      Southern Energy            100%                   -
                                                   Finance Company, Inc.
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
Southern Energy Clairton, L.L.C            ER      Southern Energy            85%               $92,277,164
                                                   Clairton, Inc.
                                                   Southern Energy            15%
                                                   Clairton2, Inc.
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
--------------------------------------- ---------- ---------------------- ------------- -----------------------------
Southern Energy Clairton2, Inc.            IS      Southern Energy            100%                   -
                                                   Finance Company, Inc.
--------------------------------------- ---------- ---------------------- ------------- -----------------------------



Southern Company's aggregate investment as defined under Rules 53 and 58 in EWGs and Energy-Related Companies at June 30, 2002 was $313,494,811.